Exhibit 99.7

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the incorporation by reference in the following Registration Statements:

•	Registration Statement No. 333-126045 on Form S-8;

•	Registration Statement No. 333-100973 on Form S-8

and to the use of our reports dated February 9, 2006, relating to changes in accounting principles that have been implemented in the financial statements), relating to the consolidated financial statements of Petro-Canada appearing in Annual Report on Form 40-F of Petro-Canada for the year ended December 31, 2005.

(signed) “Deloitte & Touche LLP”

Independent Registered Chartered Accountants
Calgary, Alberta, Canada
February 9, 2006